                              [CELTRIX LETTERHEAD]


NEWS RELEASE


                   CONTACT:      Donald D. Huffman
                                 Vice President, Finance and Administration
                                 Chief Financial Officer
                                 (408) 988-2500


                      CELTRIX REPORTS THIRD QUARTER RESULTS

        SAN JOSE, CA -- March 18, 1999 -- For the third quarter ended December 31, 1998, Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) reported revenues of $21,000 and a net loss of $1,076,000, or $0.04 per share, compared with revenues of $36,000 and a net loss of $3,532,000, or $0.17 per share, for the same period in 1997. Operating expenses decreased to $1,111,000 for the third quarter, from $3,716,000 for the same period last year. These decreases reflect the reduction in spending resulting from the action taken in September to focus on the clinical development of SomatoKine(R), discontinue manufacturing and substantially reduce the cash burn rate.

        For the first nine months ended December 31, 1998, revenues were $79,000 and the net loss was $13,135,000, or $0.59 per share. This includes a non-recurring charge of $5.2 million, of which $4.5 million was a non-cash charge, taken in September to restructure operations. For the same period last year, revenues were $115,000 and the net loss was $9,313,000, or $0.44 per share. The net loss in 1997 was reduced by a $737,000 gain on investment from the sale of securities held by the company in Prograft Medical, Inc.

        At December 31, 1998, Celtrix had $1,780,000 in cash, cash equivalents and short-term investments. Management expects that current cash and short-term investments, together with a payment of $600,000 arising from a settlement agreement with a former licensee, will be sufficient to fund Celtrix's operations into the third calendar quarter of 1999.

        "We are pleased by the performance of SomatoKine in our clinical trials. During the quarter, we presented final results from Phase II feasibility trials in severe osteoporosis (recovery from hip fracture surgery) and traumatic burns," said Andreas Sommer, Ph.D., president and chief executive officer. "Very promising results from a Phase II feasibility study in diabetes were announced recently."

        "Our efforts remain concentrated on establishing corporate partnerships and other opportunities that will enable the continued development of SomatoKine beyond the recently completed trials," said Dr. Sommer.

        Celtrix is a biopharmaceutical company developing novel therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, a novel IGF-BP3 complex, for treatment of a broad range of metabolic disorders. SomatoKine has completed Phase II clinical testing for the treatment of severe osteoporosis (recovery from hip fracture), traumatic burns and diabetes. Other potential indications include protein wasting diseases associated with cancer, AIDS, advanced kidney failure and other life-threatening conditions. Celtrix has also licensed rights for development of another molecule, TGF-beta-2, to Genzyme Corporation for incorporation into its comprehensive program for tissue repair. Genzyme is currently in Phase II clinical testing using TGF-beta-2 for the treatment of dermal ulcers.

                                     -more-

"Celtrix Reports Third Quarter Results"
Page 2



        This news release contains certain forward-looking statements within the meaning of Section 21 of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability to enter into collaboration(s) with corporate partners, obtaining additional funding for further research, continuation of the same observations in future clinical trials involving SomatoKine, as well as risks associated with future clinical study results, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.


                            -FINANCIAL CHARTS FOLLOW-

                          CELTRIX PHARMACEUTICALS, INC.


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)





                                                                    December 31,          March 31,
                                                                       1998                 1998
                                                                      -------              -------
                                                                   (unaudited)
ASSETS

    Current assets:
       Cash, cash equivalents and short-term investments              $ 1,780              $ 7,913
       Receivables and other current assets                               148                  219
                                                                      -------              -------
         Total current assets                                           1,928                8,132

    Property and equipment, net                                           836                7,062
    Intangible and other assets, net                                    2,548                2,682
                                                                      -------              -------
                                                                      $ 5,312              $17,876
                                                                      =======              =======

LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities:
       Accounts payable and accrued liabilities                       $ 1,613              $ 2,234
       Accrued restructuring costs                                        131                   --
       Current portion of capital lease obligations                        --                    8
                                                                      -------              -------
         Total current liabilities                                      1,744                2,242

    Deferred rent                                                          --                  890

    Stockholders' equity                                                3,568               14,744
                                                                      -------              -------
                                                                      $ 5,312              $17,876
                                                                      =======              =======

                         CELTRIX PHARMACEUTICALS, INC.


                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (In thousands, except per share amounts)
                                  (unaudited)




                                            Three Months Ended          Nine Months Ended
                                               December 31,               December 31,
                                         ----------------------      ----------------------
                                           1998          1997          1998          1997
                                         --------      --------      --------      --------
Revenues:
   Product sales                         $     --      $     16      $     10      $     49
   Related party revenue                       --            --            --            --
   Other revenues                              21            20            69            66
                                         --------      --------      --------      --------
                                               21            36            79           115
Costs and expenses:
   Cost of sales                               --            --            --             1
   Research and development                   615         3,248         6,432         9,313
   General and administrative                 496           468         1,725         1,415
   Restructuring costs                         --            --         5,178            --
                                         --------      --------      --------      --------
                                            1,111         3,716        13,335        10,729

                                         --------      --------      --------      --------
Operating loss                             (1,090)       (3,680)      (13,256)      (10,614)

Interest income, net                           14           148           121           564

Gain on sale of investment
      in Prograft Medical, Inc.                --            --            --           737

                                         --------      --------      --------      --------
Net loss                                 $( 1,076)     $( 3,532)     $(13,135)     $( 9,313)
                                         ========      ========      ========      ========


Basic and diluted net loss per share     $(  0.04)     $(  0.17)     $(  0.59)     $(  0.44)
                                         ========      ========      ========      ========

Shares used in basic and diluted
      per share computation                24,583        20,986        22,235        20,986
                                         ========      ========      ========      ========